Contact

www.linkedin.com/in/andrewcondra (LinkedIn)

Top Skills

Spanish
Leadership
Interpersonal Skills

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Certifications

Certified Public Accountant (CPA)
QuickBooks Certified ProAdvisor
Bloomberg Market Concepts

Honors-Awards

Yale Book Award
Georgia Merit Scholar
MDJ Scholar Athlete
AP Scholar with Distinction

Andrew Condra, CPA

Associate @ KPMG | ND + GT Alum
Atlanta, Georgia, United States

Summary

Graduate of the Scheller College of Business at the Georgia Institute of Technology, with a Bachelor of Science in Business Administration with a concentration in Finance, and a certificate in Accounting. Graduate of the Mendoza College of Business at the University of Notre Dame with a Master of Science in Accountancy and Data Analytics.

Experience

KPMG US
Associate
June 2025 - Present (1 year 3 months)
Atlanta, GA

M&A

Georgia Tech Foundation, Inc.
Investments Intern
August 2023 - December 2023 (5 months)
Atlanta, Georgia, United States

$3B+ Endowment Investment Management

EY-Parthenon
Summer Associate
June 2023 - August 2023 (3 months)
New York, New York, United States

Rising Tide Growth Partners
Private Equity Intern
January 2023 - April 2023 (4 months)
Atlanta, Georgia, United States

Entrepreneurial investment firm focused on investing in vertical B2B SaaS and tech-enabled services businesses

UBS

Institutional Consulting & Wealth Management Intern
August 2022 - January 2023 (6 months)
Atlanta, Georgia, United States

EY
CBS Intern
June 2022 - August 2022 (3 months)
Atlanta, Georgia, United States

Education

University of Notre Dame
Master of Science - MS, Accountancy & Data Analytics · (2024 - 2025)

Georgia Institute of Technology
Bachelor of Science - BS, Finance & Accounting · (2020 - 2024)

Mount Paran Christian School
High School Diploma · (2016 - 2020)